Exhibit 99.1

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	September 30, 2025	March 31, 2025
ASSETS
Current assets:
Cash	$567,533	$1,217,968
Prepayments and other current assets	67,128	53,461
Other receivables	34,794	30,983
Related party receivable	12,923	93,686
Total current assets	682,378	1,396,098
Non-current assets
Long-term investment	14,187,730	13,159,074
Property and equipment, net	26,283	35,115
Operating Right-of-use asset, net	51,263	100,621
Long-term Related part receivable	—	566,853
Total non-current assets	14,265,276	13,861,663
TOTAL ASSETS	$14,947,654	$15,257,761
LIABILITIES
Current liabilities
Taxes payable	$213,555	$221,393
Amounts due to related parties	24,955	73,159
Accrued expenses	808,937	516,613
Operating Lease Liability-current	51,263	100,621
Promissory note to related parties	1,000,000	600,000
Total current liabilities	2,098,710	1,511,786
Non-current liabilities
Total non-current liabilities	—	—
TOTAL LIABILITIES	$2,098,710	$1,511,786
COMMITMENTS AND CONTIGENCIES	—	—
SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,929,451 and 15,929,451 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	3,186	3,186
Preferred shares, par value $0.0002 per share, 5,000,000 shares authorized; 1,000,000 and 0 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	200	—
Additional paid-in capital	17,872,027	17,872,227
Statutory reserve	40,590	40,590
Accumulated deficit	(5,233,002)	(4,232,288)
Accumulated other comprehensive (loss)/income	165,943	62,260
TOTAL SHAREHOLDERS’ EQUITY	12,848,944	13,745,975
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,947,654	$15,257,761

The accompanying notes are an integral part of these consolidated financial statements.

F-1

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the six months ended September 30,
	2025		2024
Revenue		$—		$—
Cost of revenue		(50)		—
Gross (loss)/profit		(50)		—

Operating expenses:
Selling and marketing expenses		(3,485)		—
General and administrative expenses		(1,239,333)		(922,991)
Total operating expenses		(1,242,818)		(922,991)
Total loss from operations		(1,242,868)		(922,991)
Interest income		1,060		2,116
Interest expense		(18,000)		(115)
Investment income / (loss)		888,398		(11,128)
Foreign currency exchange gain		37,339		45,315
Impairment loss		(664,306)		(1,828,790)
Other expenses, net		(2,337)		(1,990)
Loss before income taxes from continuing operations		(1,000,714)		(2,717,583)
Income tax benefits		—		—
Net loss from continuing operations		$(1,000,714)		$(2,717,583)

Net loss from discontinued operations		—		(218,851)

Net loss		(1,000,714)		(2,936,434)
Other comprehensive loss
Foreign currency translation adjustment		103,683		195,024
Total comprehensive loss		(897,031)		(2,741,410)
Net loss per ordinary share, basic and diluted	$		$
From continuing operation		(0.06)		(0.17)
From discontinued operation		-		(0.02)
Weighted average number of ordinary shares, basic and diluted		15,929,451		15,824,533

The accompanying notes are an integral part of these consolidated financial statements.

F-2

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of ordinary shares	Number of preferred shares	Common stock	Preferred shares	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income/(loss)	Accumulated Deficit)/retained earnings	Total

Balance as of March 31, 2025	15,929,451		3,186		17,872,227	40,590	62,260	(4,232,288)	13,745,975
Loss for the year								(1,000,714)	(1,000,714)
Shares issued to the Chief Executive Officer and Chairman of the Board of Directors of the Company		1,000,000		200	(200)
Foreign currency translation adjustment							103,683		103,683
Balance as of September 30, 2025	15,929,451	1,000,000	3,186	200	17,872,027	40,590	165,943	(5,233,002)	12,848,944

						Accumulated
			Additional			other
	Number of	Common	paid-in	Statutory	Retained	comprehensive
	Shares	stock	capital	reserve	Earning	loss	Total
Balance as of March 31, 2024	15,449,451	$3,090	$19,055,297	$745,590	$3,389,754	$(1,695,174)	$21,498,557
Net loss for the period	—	—	—	—	(2,936,434)	—	(2,936,434)
Shares issued to management	480,000	96	436,704	—	—	—	436,800
Foreign currency translation adjustment	—	—	—	—	—	195,024	195,024
Balance as of September 30, 2024	15,929,451	3,186	19,492,001	745,590	453,320	(1,500,150)	19,193,947

The accompanying notes are an integral part of these consolidated financial statements.

F-3

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended September 30,
	2025	2024
Cash Flows from Operating Activities
Net loss	$(1,000,714)	$(2,936,434)
Less: net loss from discontinued operations	-	(218,851)
Net loss from continuing operations	(1,000,714)	(2,717,583)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	9,133	9,199
Amortization of Operating right-of-use assets	51,455	—
(Gain)/loss from long-term investment	(888,398)	11,128
Impairment loss related to Long-term investment	—	1,828,790
Impairment loss related to amounts due from a related party	664,306	—
Shares issued as consideration for employee compensation	—	436,800
Changes in operating assets and liabilities:
Prepayments and other current assets	(13,667)	114,139
Other receivables	(3,811)	—
Amounts due from a related party	(16,690)	—
Interest payable	18,000	115
Amounts due to a related party	(48,204)	5,635
Accrued expenses	274,324	45,848
Taxes payable	(7,838)	(926)
Operating Lease Liability	(49,358)	—
Net cash (used in) provided by operating activities – continuing operations	(1,011,462)	(266,855)
Net cash (used in) provided by operating activities – discontinued operations	-	(378,871)
Net cash used in operating activities	(1,011,462)	(645,726)

Cash flows from investing activities
Net cash generated from investing activities	$—	$—

Cash flows from financing activities
Proceeds from promissory note	400,000	100,000
Net cash provided by financing activities – continuing operations	400,000	100,000
Net cash provided by financing activities – discontinued operations	—	—
Net cash generated from financing activities	$400,000	$100,000

Effects of foreign currency translation	(38,973)	168,980
Effects of foreign currency translation – Continuing operations	(38,973)	(50,354)
Effects of foreign currency translation – Discontinued operations	—	219,334

Net decrease in cash	(650,435)	(376,746)
Net increase/(decrease) in cash and cash equivalents – Continuing operations	(650,435)	(217,209)
Net increase/(decrease) in cash and cash equivalents – Discontinued operations	—	(159,537)

Cash and cash equivalents at beginning of year – continuing operations	1,217,968	745,572
Cash and cash equivalents at beginning of year – discontinued operations	—	17,087,419
Cash at beginning of period	1,217,968	17,832,991

Cash and cash equivalents at end of the period including discontinued operations	567,533	17,456,245
Less: Cash and cash equivalents at end of the period – discontinued operations	—	16,927,882
Cash and cash equivalents at end of year – continuing operations	$567,533	$528,363

Supplemental disclosures of cash flow information
Cash paid for income taxes	$8,994	$3,301

The accompanying notes are an integral part of these consolidated financial statements.

F-4

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and basis of financial statements

Skillful Craftsman Education Technology Limited (“the Company” or “the Group”) is an exempted company incorporated under the laws of Cayman Islands on June 14, 2019. The Company (collectively, the “Group”) has engaged in the operation of vocational online education and technology services in the People’s Republic of China (the “PRC”) through its consolidated subsidiaries and variable interest entity (the “VIE”) due to the PRC legal restrictions on foreign ownership and investment in the education business, until March 17, 2025 when the VIE Agreements were terminated and VIE structure was dismantled.

Due to the decreased demand and changes in the market environment for online education services in China, the Company has been transitioning from online education services to educational technology innovation, artificial intelligence skills training, and the digital transformation of educational institutions since the end of 2024. The Shenzhen Qianhai Jisen Information Technology Ltd., (“Jisen Information”), an indirectly wholly owned subsidiary of the Company, currently conducts most of the new business for the Company.

As of the end of September 30, 2025, the Company had no material operations itself and it conducts its business primarily through Jisen Information.

Details of the Company’s consolidated subsidiaries were as follows:

			Percentage
			of direct or
			indirect
			ownership
	Date of	Place of	by the	Principal
Name of Entity	incorporation	incorporation	Company	activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES”)	December 24, 2018	HK	100%	Holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding
Shenzhen Jisen Information Tech Limited (“Jisen Information”)	December 8, 2014	PRC	100%	Financial education and services
LE FIRST SKILLAND PTE. LTD. (“LFS”)	March 30, 2023	Singapore	75%	Vocational education
Giga Learning Inc (“GIGA”)	November 19, 2024	USA	100	Vocational education

F-5

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies

a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended March 31, 2025 and 2024.

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

c)	Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

d)	Cash

Cash includes cash on hand, bank accounts, interest bearing savings accounts. The Group maintains most of the bank accounts in the PRC.

e)	Accounts receivable, net

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Group recorded $162,260 and $160,616 credit loss as of September 30, 2025 and March 31, 2025.

F-6

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

f)	Long-term investment

Long-term investments represent the Group’s investment in privately held company. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC Topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of operations and comprehensive income/(loss) and its share of post-acquisition movements of accumulated other comprehensive income/(loss) are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. The Group records its share of the results of equity investments on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

g)	Property and equipment, net

Property and equipment are recorded at cost including the cost of improvements and stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives of the assets as follows:

Server hardware	5 years
Vehicles	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income in other income or expenses.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

F-7

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

h)	Lease

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the foregoing criteria is met, the lease shall be classified as an operating lease.

For a lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

i)	Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment in accordance with ASC 360-10 whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value.

j)	Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

F-8

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

k)	Revenue recognition

The  Group has adopted Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) effective as of April 1, 2018. Under ASC 606, the Group recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Group expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Group performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Group applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer.

The Company’s revenue is principally derived from technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the time throughout service period. As the Company was obliged to perform the services and the transaction prices were determined by the Company and customers, the Company recognized the revenue as a principal.

The Company also generates revenue from software system sales for the purpose of intelligent office operation, resource scheduling and management for private companies in PRC. The product sales revenue is recognized upon the time the customer signs the acceptance note. As the Company was obliged to provide the products and the transaction prices were determined by the Company and customers, the Company recognized the revenue as a principal.

The Company also generated revenue from the rendering of education services as principal to the members through an online education platform under Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”) prior to the termination of VIE on March 17, 2025. The Company recognizes service revenues on a gross basis as the Company is responsible to fulfill the promise to provide specified services. Revenues are recognized proportionally over the time throughout the service period or the VIE termination date, March 17, 2025, whichever is earlier. Upon the termination of VIE, the Company is no longer responsible for remaining unfulfilled performance obligations related to education services generated from the online education platform under Wuxi Wangdao.

Consistent with the criteria of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised service to a customer. In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of education services and related costs or the net amount earned as revenue. As the Group obtains control of the specified education services before they are transferred to the customers, thus the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified services transferred.

F-9

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

l)	Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of $42,023 and $34,867 for the six months periods ended September 30, 2025 and 2024, respectively.

The Company grants share-based compensations to the management. The ordinary shares of the Company will be vested on the maturity date as assigned on bonus letter to the management, subject to their remaining in the continuous service of the Company or its affiliates on such date. The Company recorded employee benefit expenses over the period of service-term as assigned in the bonus letter.

m)	Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among these, marketing and promotion costs were $3,485 and $503 for the six months periods ended September 30, 2025 and 2024, respectively.

n)	Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

F-10

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the six months periods ended September 30, 2025 and 2024. As of September 30, 2025 and March 31, 2025, the Group did not have any significant unrecognized uncertain tax positions.

o)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from the rendering of education services to the members through online education platform. The Group records revenue net of output VAT. This output VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of tax payable on the consolidated balance sheets.

The Group is subject to VAT at the rate of 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

p)	Related parties

The Company identifies related parties, and accounts for and discloses related party transactions in accordance with ASC 850, Related Party Disclosures, and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if they have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

q)	Statutory reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

F-11

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

r)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

s)	Foreign currency translation

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars as the reporting currency. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive income.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	September 30, 2025	March 31, 2025	September 30, 2024
Year-end spot rate	US$1=7.1055 RMB	US$1=7.1782 RMB	US$1=7.0074 RMB
Average rate	US$1=7.1505 RMB	US$1=7.1349 RMB	US$1=7.0994 RMB

t)	Comprehensive income / (loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

u) Dividends

Dividends are recognized when declared. No dividends were declared for the six months periods ended September 30, 2025 and 2024, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand the business.

v)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the PRC, no geographical segments are presented. For segment information, the primary financial statements are to be referred as the Group only has one single reportable segment.

w)	Risks and uncertainties

Exchange Rate Risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of September 30, 2025 and March 31, 2025, the RMB denominated cash and cash equivalents amounted to $466,683 and $979,005, respectively.

Currency Convertibility Risks

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

F-12

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Group’s maximum exposure. The Group places its cash and cash equivalents in good credit quality financial institutions in China. In China, the insurance coverage of each bank is RMB 500,000 (approximately $72,000). Management believes that the credit risk on cash in bank is limited because the counterparties are recognized financial institutions.

These service fees are collected by Union Pay, a financial institution of high credit quality, in lump-sum for a specific contracted service period when the service contract is signed, and all the remaining amount would be settled within 2-3 days.

Country Risk

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Group believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

x)	Recently adopted accounting standards

The Group considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption has no material impact on the financial statement of the Company.

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Disaggregation of Income Statement Expenses: The amendments in this ASU require public companies to disclose, in interim and year-end reporting periods, additional information about certain expenses in the financial statements. These disclosures are effective beginning with 2027 annual reports, and interim reports beginning with the first quarter of 2028. Early adoption is permitted on either a prospective or retrospective basis. The adoption has no material impact on the financial statement of the Company.

The Group does not believe recently issued but not yet effective accounting standards would have a material effect on the consolidated financial position, statements of operations and cash flows.

y)	Going Concern

These financial statements have been prepared on a going concern basis, which implies the Company will continue to meet its obligations and continue its operations for the next twelve months. As of September 30, 2025, the Company had accumulated losses of $5,233,002 since inception, a working capital deficit of $1,416,332, and negative operating cash flows of $ 1,011,462. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon financial support from its stockholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. However, the Company cannot be certain that such capital (from its shareholders or third parties) will be available to us or whether such capital will be available on terms that are acceptable to the Company. If we are unable to raise sufficient additional capital on acceptable terms, we will have insufficient funds to operate our business or pursue our planned growth. In considering our forecast for the next twelve months and the current cash and working capital as of the filing of this Form 6-K, such matters create a substantial doubt regarding the Company’s ability to meet their financial needs and continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

3.	Discontinued Operations

On March 17, 2025, WOFE signed agreements to terminate its VIE arrangements with Wuxi Kingway Technology Co., Ltd., resulting in loss of control, deconsolidation of the VIE, and release of the related equity pledge. The VIE disposal was deemed a strategic shift under ASC 205-20, so the VIE’s assets, liabilities, and results are reported as discontinued operations and prior-period financial statements were retrospectively adjusted to reflect the discontinued operations’ impact.

The following table summarized operating results of the discontinued operations for the period from April 1, 2025 to September 30, 2025, and comparable prior period from April 1, 2024 to September 30, 2024.

	From April 1, 2025 to September 30, 2025	From April 1, 2024 to September 30, 2024
Revenue	$—	$119,018
Net loss	$—	$(218,851)

	From April 1, 2025	From April 1, 2024
	to September 30, 2025	to September 30, 2024
Net cash provided by (used in) operating activities	$—	$(378,871)
Net cash provided by (used in) investing activities	—	—
Net cash provided by (used in) financing activities	—	—
Effects of exchange rate changes on cash	—	219,334
Net increase/(decrease) in cash and cash equivalents – Discontinued operations	$—	$(159,537)

F-13

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	Cash

Cash consisted of the following:

	As of
	September 30, 2025	March 31, 2025
Cash on hand	$366	$363
Bank balances	566,956	1,217,396
Other	211	209
Total	$567,533	$1,217,968

F-14

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	Long-term investment

Long-term investment consists of investment in privately held company. The following table sets forth the changes in the Group’s Long-term investment:

Investment
USD
Balance as of March 31, 2025	13,159,074
Share gain (loss) from equity investments	888,398
Impairment	—
Foreign currency translation adjustments	140,258
Balance as of September 30, 2025	14,187,730

Investment: In January 2022, the Group reached an agreement with China Agriculture Industry Development Foundation Co., Ltd., to purchase its 3% equity ownership of Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”), in the name of Wuxi Wangdao, with a total consideration of $13,096,934 (RMB94,012,410).

Fujian Fishery has 5 directors on its board. According to the shareholders minute, the Company appointed 1 director to the board of Fujian Fishery, thus it has 20% voting power in the investee and has a significant influence over the operating and financial policies of Fujian Fishery.

Wuxi Wangdao transferred its 3% equity share in Fujian Pingtan Ocean Fishery Corporation to WOFE on December 17, 2024 by entering into an Equity Share Transfer Agreement. After the transfer, Wuxi Wangdao retained its long-term loan from Fujian Xinqiao Ocean Fishery Group Co., Ltd after termination of the VIE agreements, and WOFE assumed the investment interest from Fujian Pingtan Ocean Fishery Corporation. Due to the transfer took place before VIE termination, the transfer was completed under common control. Subsequently, as part of termination of VIE on March 17, 2025, the common control between WOFE and Wuxi Wangdao ceased to exist. According to ASC 810 and ASC 805, the transfer in December 2024 and VIE termination in March 2025 shall be treated as a single transaction. In the course of VIE termination, the Company engaged third party valuation specialist for evaluation of the fair value of long-term investment. As a result, the Company recognized the difference of $3,471,165 (RMB 24,916,714) between fair value of $13,159,074 and book value of $16,630,239. Upon completion of VIE termination, the Company has recognized a total loss of $4,602,415, including net loss from discontinued operations for the period from April 1, 2024 to March 17, 2025. As there’s no further impairment indicator, thus the Company didn’t recognize any impairment over Investment from April 1, 2025 to September 30, 2025.

F-15

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	Property and equipment, net

Property and equipment consisted of the following:

	As of
	September 30, 2025	March 31, 2025
Server hardware	$3,980	$3,939
Vehicles	96,747	95,767
	100,727	99,706
Less: accumulated depreciation	(74,444)	(64,591)
Property and equipment, net	26,283	35,115

There was no impairment to property and equipment for the six months ended September 30, 2025 and 2024.

Depreciation expenses were $ 9,133 and $9,199 for the six months periods ended September 30, 2025 and 2024, respectively.

F-16

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	Operating right-of-use asset, net

	March 31,	Increase/	Exchange rate	September 30,
	2025	(Decrease)	translation	2025
Office lease - Shenzhen Wan	$197,835	$—	$2,024	$199,859
Total right-of-use assets, at cost	197,835	—	2,024	199,859
Less : accumulated amortization	97,214	51,455	(73)	148,596
Right-of-use assets, net	$100,621	$51,455	$2,097	$51,263

The Company recognized lease expense for the operating lease right -of-use assets Shenzhen Wan for a two-year period over a straight-line basis. The Company recognized $ 51,455 ROU amortization expenses for the six months ended September 30, 2025. As of September 30, 2025, the weighted average remaining lease term was 6 months and the weighted average discount rate used to determine lease liabilities was 3.45%.

For the six months ended September 30, 2025 and 2024, the long-term operating lease expenses were nil and $41,728, pertaining to short-term leases.

F-17

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	Accrued expenses

Accrued expenses consisted of the following:

	As of
	September 30, 2025	March 31, 2025
Accrued payroll	$554,012	$330,812
Accrued rental fee	224,925	167,358
Accrued Interest	30,000	12,000
Amount due to third parties	—	3,283
Other	—	3,160
Total	$808,937	$516,613

9.	Promissory note to related parties

On September 24, 2024, the Company entered into a one-year promissory note purchase agreement with Bin Fu, Xuejun Ji and Peng Wang, the management of the Company, relating to the issue and sale of a promissory note in the principal amount of $200,000, $400,000, and $400,000, respectively, $1,000,000 in total, at a purchase price of $1,000,000. The annual interest rate is 6%, and the promissory note and related interest will be due on September 23, 2025. By the end of September 30, 2025, the Company received the principal amount of $200,000 from Bin Fu, $400,000 from Peng Wang and $400,000 from Xuejun Ji, For the six months ended September 30, 2025 and 2024, the accrued related interest expenses were $18,000 and $115, respectively. The promissory note does not have any conversion feature. The maturity date of the promissory note, originally issued on September 24, 2025, was extended to March 31, 2026. The entire outstanding principal amount of the promissory note, together with any accrued and unpaid interest thereon, if any, shall be due and payable in full on the Amended Maturity Date. The remaining terms remain consistent with the original contract.

F-18

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	Revenue

Disaggregated revenue by type consisted of the following:

	For the six months ended September 30,
	2025	2024
Revenue from continuing operations:
Technical services revenue	$—	—

Revenue from discontinued operations:
Online VIP membership revenue	$—	$106,869
Online SVIP membership revenue	—	2,847
Technology services revenue	—	9,302
Total Revenue from discontinued operations	—	119,018

F-19

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	Selling and general and administrative expenses

Operating expenses consisted of the followings:

	For the six months ended September 30,
	2025	2024
Selling and marketing expenses:
Promotion expenses	$3,485	$—
Total selling and marketing expenses:	$3,485	$—

General and administrative expenses:
Employee compensation	$416,574	$485,565
Audit fee	230,291	286,000
Consulting fee	80,133	28,221
Attorney fee	162,172	54,933
Service fee	191,351	—
Employee benefit expenses	42,023	5,008
Lease fee	51,455	—
Travel and Communication expenses	6,822	7,110
Investment relationship fee	48,020	8,655
Depreciation expenses of vehicles	9,133	9,199
Others	1,359	38,300
Total general and administrative expenses:	$1,239,333	$922,991

Operating expenses – Continuing operations	$1,242,818	$922,991

Operating expenses –Discontinued operations	—	409,271

F-20

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	Taxes Payable

The Company is registered in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the six months ended September 30, 2025 and 2024.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable profit up to HKD 2,000,000 from April 2018 onwards. The Group had no assessable profit subject to Hong Kong profit tax for the six months ended September 30, 2025 and 2024.

PRC

Income Tax

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Dividends, interests, rent or royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of September 30, 2025 and March 31, 2025. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2021 to 2025 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions.

F-21

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

For the six months ended September 30,
	2025	2024
Current	$—	$—
Deferred	—	—
Income tax expense	$—	$—

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the six months ended September 30, 2025 and 2024, respectively:

	For the six months ended September 30,
	2025	2024
Loss before income taxes	$(1,000,714)	$(2,717,583)
Tax rate	25%	25%
Benefit for income taxes at statutory tax rate	$(250,179)	$(679,396)
Effect of tax exempt entity	212,247	212,528
Effect of non-tax deductible expenses	375	—
Effect of tax loss not recognized	259,657	6,889
Effect of investment income not recognized	(222,100)	2,782
Effect of impairment not recognized	—	457,197
Income tax expense	$—	$—

Deferred tax assets consist of as follow:
	As of September 30, 2025	As of March 31, 2025
Deferred tax assets:
Impairment of Long-term investment	$531,080	$525,597
Impairment of intangible asset	24,695	24,445
Impairment of Goodwill	1,041,219	1,030,674
Deferred tax assets, gross	1,596,994	1,580,716
Less: valuation allowance	(1,596,994)	(1,580,716)
Total deferred tax assets	—	—

Deferred tax assets/liability	As of September 30, 2025	As of March 31, 2025
Deferred tax assets	$1,596,994	$1,580,716
Valuation allowance	(1,596,994)	(1,580,716)
Deferred tax assets, net	—	—
Deferred tax liability	—	—
Total	—	—

As of September 30, 2025, the Company had approximately $3,013,340 of net operating losses from the PRC operations. FASB ASC Topic 740, “Income Taxes” requires that a valuation allowance be established when it is “more likely than not” that all, or a portion of, the net deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weight to the relative impact of the evidences to the extent it could be objectively verified. Management considers projected future losses outweight other factors and made a full allowance of related deferred tax assets.

The net operating tax loss carryforwards will begin to expire as follows:

Loss carried forward	$
2026		—
2027		—
2028		3,013,340
2029		—
2030		—
Total		$3,013,340

There was no temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements as of September 30, 2025, thus no deferred income tax expense is recognized.

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

F-22

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Taxes payable consisted of the followings:

	As of
	September 30, 2025	March 31, 2025
Income tax payable	$212,359	$216,539
VAT payable	1,196	2,591
Other tax payables	—	2,263
Total	$213,555	$221,393

13.	Equity

Ordinary Shares

On May 10, 2024, 480,000 ordinary shares of par value $0.0002 per share were issued as stock compensation to Bin Fu, CEO, for 240,000 ordinary shares and to Dawei Chen, CFO, for 240,000 ordinary shares. The shares were issued as equity-classified awards in accordance with ASC 718. The Company then increased ordinary shares at amount of $96 accordingly.

Preferred shares

On July 2, 2025, the Company issued 1,000,000 Series A preferred shares at par value $0.0002 to Bin Fu, the CEO of the Company. The Preferred shares were issued under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or are exempt from registration.

Warrants

In July 2020, we issued non-redeemable warrants to purchase an aggregate of 150,000 ordinary shares to underwriters in our initial public offering and certain of its affiliates. Such warrants are exercisable by the warrant holders, from December 27, 2020 to 5:00 p.m., Eastern time, June 30, 2025, to purchase, in whole or in part, up to 150,000 shares of our ordinary shares at a price of $6.00 per share and have cashless exercise options, subject to standard anti-dilution adjustments for share sub-divisions and similar transactions. As of September 30, 2025, no exercise of warrant has occurred and the warrants have expired.

F-23

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	Related parties

a)	The table below sets forth the related party and the relationship with the Company:

Name of related party	Relationship with the Company
Xiaofeng Gao	Former chairman of the Board of Directors and Co-Chief Executive Officer, and 16.76% beneficial owner of the Company*
Bin Fu	Chairman of the Board of Directors and Chief Executive Office of the Company*
Peng Wang	Director of the Company
Xuejun Ji	Shareholder
Hunan Medical Star Technology Co., Ltd. ( Medical Star)	Joint venture
Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”)	Minority Owned Subsidiary of the Company
Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”)	Entity controlled by Xiaofeng Gao

*	On September 6, 2024, Mr. Xiaofeng Gao resigned as the chairman of the Board of Directors and Co-Chief Executive Officer of the Company and Mr. Bin Fu has become the sole Chief Executive Officer of the Company.

b)	The Company had the following related party balances with the related parties mentioned above:

	As of
	September 30, 2025	March 31, 2025
Amounts due to Xiaofeng Gao	$24,955	$23,007
Amounts due to Xuejun Ji	400,000	411,145
Amounts due to Bin Fu	200,000	239,007
Amounts due to Peng Wang	400,000	—
Total	1,024,955	673,159

	As of
	September 30, 2025	March 31, 2025
Amounts due from Wuxi Wangdao	$—	$660,539
Amounts due from Xiaofeng Gao	12,923	—
Total	12,923	660,539

c)	The Company had the following related party transaction with the related party mentioned above:

	For the six months ended September 30,
	2025	2024
Repayment to Xuejun Ji	(11,188)	—
Repayment to Bin Fu	(39,158)	—
Note issued to Bin Fu	—	100,115
Note issued to Peng Wang	400,000	—

The Group did not have other significant balances or transactions with its related parties for the six months ended September 30, 2025 and 2024.

15.	Commitments and Contingencies

The Group’s lease consisted of operating leases for administrative office spaces in Shenzhen city in the PRC. As of September 30, 2025, the Group had no obligation under long-term financing lease requiring minimum rentals. As of September 30, 2025, the Group did not have additional operating leases that have not yet commenced.

F-24

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Total operating lease expenses for the six months ended September 30, 2025 were $51,455 and were recorded in general and administrative expense on the consolidated statements of operations.

As of September 30, 2025, future minimum payments under non-cancelable operating leases were as follows:

Future Lease Payments

October 2025 to September 2026	$51,455
October 2026 and after	—
Total	$51,455

16.	Subsequent events

Except for the information disclosed below, the Company has evaluated events from September 30, 2025 through January 16, 2026, the date the unaudited condensed financial statements were issued, the Company did not identify any subsequent events with a material financial impact on the Company’s unaudited condensed consolidated financial statements.

On October 21, 2025, the Company issued 90,000 ordinary shares to Bin Fu, CEO of the Company according to the Management Compensation Package for his services from October 2024 to September 2025.

On October 21, 2025, the Company issued 90,000 ordinary shares to Dawei Chen, CFO of the Company according to the Management Compensation Package for his services from October 2024 to September 2025.

On October 21, 2025, the Company issued 90,000 ordinary shares to Peng Wang, a Director of the Company according to the Management Compensation Package for his services from October 2024 to September 2025.

F-25

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.	Condensed financial information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$62,589	$207,511
Deferred expenses	52,500	52,500
Amounts due from subsidiaries	3,719,870	3,701,752
Amounts due from related parties	6,408	93,686
Investment in subsidiaries	10,546,992	10,595,038
TOTAL ASSETS	$14,388,359	$14,650,487
LIABILITIES
Current liabilities:
Amounts due to related parties	—	7,107
Accrued expenses and liabilities	539,415	297,405
Promissory note to related parties	1,000,000	600,000
TOTAL LIABILITIES	$1,539,415	$904,512

SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,929,451 and 15,929,451 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	3,186	3,186
Preferred shares, par value $0.0002 per share, 5,000,000 shares authorized; 1,000,000 and 0 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	200	—
Additional paid-in capital	17,872,027	17,872,227
Statutory reserve	40,590	40,590
Accumulated Deficit	(5,233,002)	(4,232,288)
Accumulated other comprehensive income/(loss)	165,943	62,260
TOTAL SHAREHOLDERS’ EQUITY	$12,848,944	$13,745,975
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,388,359	$14,650,487

Condensed statements of income

	For the six months ended September 30,
	2025	2024
Revenue	$—	$—
Cost of revenue	—	—
Gross profit	—	—
Operating expenses:
General and administrative expenses	$(736,072)	$(849,946)
Share of profit in subsidiaries	(151,728)	(2,086,395)
Others, net	(112,914)	(93)
(Loss)/Income before income tax provision	(1,000,714)	(2,936,434)
Provision for income tax	—	—
Net (loss)/profit	$(1,000,714)	$(2,936,434)

F-26

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed statements of comprehensive income

	For the six months ended September 30,
	2025	2024
Net loss	$(1,000,714)	$(2,936,434)
Other comprehensive loss	103,683	195,024
Total comprehensive loss	$(897,031)	$(2,741,410)

Condensed cash flow

	For the six months ended September 30,
	2025	2024
Net cash used in operating activities	$(544,922)	$(236,355)
Net cash used in investing activities	—	—
Net cash provided by financing activities	400,000	100,115
Net cash outflow	$(144,922)	$(136,240)

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs.

The parent company records its investment in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and their respective profit or loss as “Share of profit in subsidiaries and VIE” on the condensed statements of income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiaries and VIE subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statement.

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